Exhibit 99.2

18 February 2011	For analyst and media enquiries, please call Sean O’Sullivan on +61 2 82745239
3rd quarter net operating profit US$21.0m
Nine month net operating profit US$82.2m
(excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$21.0 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 December 2010. This represents a decrease of 30% compared to the prior corresponding quarter.
For the nine months, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 25% to US$82.2 million from US$109.3 million in the prior corresponding period.
USA and Europe Fibre Cement continued to be adversely affected by lower new housing starts and a weak repair and remodel market. In addition, higher raw material and freight costs have continued to unfavourably impact the business’ results.
Asia Pacific Fibre Cement benefited from a continued recovery in Australian domestic housing starts, growth in primary demand and gain in category share. However, these benefits were partially offset by abnormally heavy summer rains and consequential flooding on much of Australia’s eastern seaboard, particularly during the month of December.
CEO Commentary
“Market conditions in the US residential housing sector, while less volatile than in prior periods, remain weak and challenging,” said James Hardie CEO, Louis Gries. “Total US housing starts for the quarter were 120,500, down 2.4% from the previous corresponding quarter in the prior year. Also, activity within our segment of the US repair and remodel market continued to suggest signs of weakness in the third quarter.
“As with previous periods, a combination of factors such as high levels of unemployment, low levels of consumer confidence, restricted access to credit and excess housing inventory continue to hinder growth in the residential housing construction market,” Mr. Gries added.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “Adjusted EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of fiscal year 2011 versus the 3rd quarter and the nine months of the prior fiscal year.

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	1

“While the Asia Pacific business’ result was affected by adverse weather conditions along the eastern seaboard of Australia in December, particularly in Queensland, it still contributed strongly to the result in the quarter, partially offsetting the decline in our US business result. The US business result was affected by unfavourable unit cost absorption due to lower production volume and higher raw material costs, particularly for pulp.
“Notwithstanding the ongoing difficult operating environment in the US, the company continues to perform well financially and our employees remain focussed on driving our long term strategies.”
Operating Performance
Total net sales for the quarter increased 4% to US$272.6 million, gross profit was down 12% to US$84.8 million and EBIT excluding asbestos and ASIC expenses decreased 31% to US$30.2 million compared to the prior corresponding quarter. EBIT including asbestos and ASIC expenses for the quarter moved from US$25.1 million in the third quarter of last year to a loss of US$16.9 million in the current quarter.
For the nine months, total sales increased 3% to US$878.6 million, gross profit was down 9% to US$295.0 million and EBIT excluding asbestos and ASIC expenses decreased 19% to US$137.2 million. EBIT including asbestos and ASIC expenses moved from a loss of US$32.8 million million to income of US$53.9 million.
3rd Quarter and Nine Months at a Glance

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2011	FY 2010	Change	FY 2011	FY 2010	Change

Net sales	$272.6	$261.0	4	$878.6	$849.7	3
Gross profit	84.8	96.7	(12)	295.0	324.7	(9)
EBIT excluding asbestos and ASIC expenses	30.2	43.8	(31)	137.2	170.4	(19)
AICF SG&A expenses	(0.7)	(0.6)	(17)	(1.7)	(1.6)	(6)
Asbestos adjustments	(46.4)	(17.5)	—	(91.1)	(200.0)	54
ASIC related (expenses) recoveries	—	(0.6)	—	9.5	(1.6)	—
EBIT	(16.9)	25.1	—	53.9	(32.8)	—
Net interest expense	(1.3)	(0.8)	(63)	(3.3)	(1.9)	(74)
Other income (expense)	2.7	2.2	23	(4.6)	6.0	—
Income tax expense	(10.9)	(11.6)	6	(391.2)	(53.9)	—
Net operating (loss ) profit	(26.4)	14.9	—	(345.2)	(82.6)	—
Diluted loss per share (US cents)	(6.0)	3.4	—	(79.3)	(19.1)	—
The net operating result for the quarter including asbestos, ASIC expenses and tax adjustments was a loss of US$26.4 million, compared to net operating income of US$14.9 million for the corresponding quarter of the prior year.
The current quarter’s result also includes an unfavourable asbestos adjustment related to currency translation of US$46.4 million, which is attributable to the appreciation of the Australian dollar against the US dollar. For the quarter from 1 October 2010 to 31 December 2010, the Australian dollar appreciated against the US dollar by 5% to US$1.0167, compared to a 2% appreciation from 1 October 2009 to 31 December 2009.

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	2

For the nine months, the net operating loss including asbestos, ASIC expenses and tax adjustments moved from US$82.6 million last year to US$345.2 million this fiscal year. This result reflects a non-cash charge of US$345.2 million recognised in the second quarter of the current financial year for taxes, penalties and interest following RCI Pty Ltd’s loss on appeal in the Australian Federal Court against an Australian Taxation Office amended assessment relating to fiscal year 1999. RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment before the Full Court of the Federal Court of Australia.
Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 30% for the quarter to US$21.0 million. For the nine months, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 25% to US$82.2 million, as shown in the following table:

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2011	FY 2010	Change	FY 2011	FY 2010	Change

Net operating loss	$(26.4)	$14.9	—	$(345.2)	$(82.6)	—

Excluding:
Asbestos:
Asbestos adjustments	46.4	17.5	—	91.1	200.0	(54)
AICF SG&A expenses	0.7	0.6	17	1.7	1.6	6
AICF interest income	(0.7)	(0.9)	22	(2.4)	(2.6)	8
Gain on AICF investments	—	(2.4)	—	—	(4.7)	—
Tax expense related to asbestos adjustments	—	—	—	0.6	—	—
ASIC related (recoveries) expenses	0.0	0.6	—	(9.5)	1.6	—
Tax adjustments	1.0	(0.5)	—	345.9	(4.0)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$21.0	$29.8	(30)	$82.2	$109.3	(25)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	4.8	6.8	(29)	18.8	25.3	(26)
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter decreased 29% to US4.8 cents in the current quarter compared to US6.8 cents in the corresponding quarter of the prior year. For the nine months, diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments decreased 26% to US18.8 cents compared to US25.3 cents in the corresponding period of the prior year.
USA and Europe Fibre Cement
According to the US Census Bureau, single family housing starts in the December 2010 quarter were 104,700, 9% below the December 2009 quarter. Similarly for the nine months to 31 December 2010, single family housing starts were at 356,500, 3% below the prior corresponding period.
Seasonally adjusted total housing starts (annualised) for the month of December 2010 were 529,000, down 4% month-on-month and at near historical low levels.

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	3

Against this background, USA and Europe Fibre Cement net sales increased 2% to US$182.6 million in the quarter and decreased 2% to US$616.3 million in the nine months when compared to the corresponding periods of the prior fiscal year. Sales volume increased 1% and decreased 5% in the same periods.
The average net sales price increased 1% to US$657 per thousand square feet in the quarter and 3% to US$656 per thousand square feet in the nine months when compared to the previous corresponding periods.
USA and Europe Fibre Cement EBIT decreased by 34% to US$26.3 million for the quarter due to unfavourable cost absorption resulting from manufacturing costs being spread over lower production volume. The decrease in EBIT was also driven by higher input costs (primarily pulp and freight), partially offset by a higher average net sales price and lower SG&A expenses.
The USA and Europe EBIT Margin was 14.4% for the quarter and 19.8% for the nine months compared to 22.1% and 27.5% for the corresponding prior year periods. The prior year results reflect higher sales volume and materially lower input costs.
Asia Pacific Fibre Cement
Net sales increased 10% to US$90.0 million in the quarter. In Australian dollars, net sales remained flat for the quarter as the increase in average net sales price was offset by a reduction in sales volume.
For the nine months, net sales increased 20% to US$262.3 million. The higher value of the Asia Pacific business’ currencies accounted for 12% of the increase. The underlying Australian dollar business results accounted for the remaining 8% increase, as sales volume and average net sales price increased.
The impact of higher interest rates resulted in a moderate slowdown in housing activity in Australia during the quarter. In addition, the Australian business was adversely affected by abnormally high rainfall along the eastern seaboard, and in particular in Queensland, our main growth market.
According to the Australian Bureau of Statistics, total building approvals decreased 3.4% for the quarter, while total building approvals for the nine months were up 8.8% compared to the previous corresponding periods. Approvals for detached housing (more indicative of underlying trends for James Hardie’s market) in the quarter and nine months declined 16.2% and 6.5%, respectively, compared to the previous corresponding periods.
The New Zealand business’ sales volume was lower for the quarter, but it remained relatively flat in the nine month period. Gross margin performance continues to benefit from cost reductions across the business and increased sales of differentiated products.
The Philippines business’ results improved when compared to the prior and previous corresponding quarter, reflecting improved market conditions, notwithstanding a temporary disruption to its manufacturing capability due to a mechanical failure during the second quarter. The temporary disruption was resolved by the end of the second quarter.

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	4

Asia Pacific Fibre Cement EBIT increased 16% from US$17.3 million to US$20.0 million and 35% from US$44.4 million to US$60.0 million for the quarter and nine months, respectively. Favourable currency exchange rate movements in the Asia Pacific business’ currencies against the US dollar accounted for 13% and 14% of this increase for the quarter and nine months, respectively. In Australian dollars, Asia Pacific Fibre Cement EBIT for the nine months increased 21% due to higher sales volume, an increase in average net sales price, a favourable shift in product mix and improved plant performance., partially offset by higher input costs (primarily pulp) and SG&A expenses.
Cash Flow
Net operating cash flow declined US$92.8 million from US$198.6 million in the corresponding period of the prior year to US$105.8 million for the nine months. Net operating cash flow was unfavourably affected by a US$63.7 million contribution to the AICF on 1 July 2010. The company did not make a contribution to the AICF in the year ended 31 March 2010.
Excluding the AICF contribution, net operating cash flow was US$169.5 million for the nine months, down by 15% on US$198.6 million in the corresponding period of the prior year. The decrease was primarily due to a decline in earnings relative to the comparable nine month period and an increase in trade payables, partially offset by collections of trade receivables.
For the nine months ended 31 December 2010, net capital expenditures increased slightly to US$37.3 million from US$35.2 million in the prior comparable period.
Outlook
Activity in the US residential housing market continues to track at historically low levels and while the potential exists for improved levels of performance in calendar 2011, at the moment there is no evidence to suggest that a recovery of the housing sector is underway.
While unemployment remains high and consumer confidence low, the company remains wary about predicting the timing of a US residential housing market recovery.
In the Asia Pacific region, the recent rises in interest rates have had an unfavourable effect on housing activity during the quarter. When combined with the impact of abnormally heavy rainfall and consequential flooding in Queensland, Victoria and northern New South Wales, softer demand is anticipated in these markets and the outlook remains uncertain in the near term.
Earnings Guidance
Full year earnings for fiscal year 2011 excluding asbestos, ASIC expenses and tax adjustments have been adjusted downward from prior guidance at the lower end of US$110 million to US$125 million and is now anticipated to be within the range of US$105 million to US$115 million, assuming, among other things, a relatively unchanged US$/A$ exchange rate for the remaining three months of fiscal year 2011. The comparable earnings excluding asbestos, ASIC expenses and tax adjustments for fiscal year 2010 was US$133 million. Management cautions that conditions remain uncertain and notes that the costs of some inputs, particularly pulp, remain high.

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	5

Impact and Response to Floods in Australia
The widespread heavy rains and flooding that have impacted the eastern seaboard of Australia, particularly Queensland since the end of November, have impacted our employees and their families, our facilities in Queensland and our markets.
In response, James Hardie has committed to helping affected employees and communities through:
•	Contributing A$150,000 in cash, being A$75,000 to the Queensland Premier’s Fund (channeled directly to the state of Queensland) and A$75,000 to the fund established by the Mayor of the City of Ipswich (location of the company’s Carole Park plant and an area severely impacted by the floods).

•	Donating James Hardie fibre cement products with a market value of A$100,000.

•	Matching dollar-for-dollar cash donations from James Hardie employees, now in excess of A$25,000 in total, to a fund established to assist employees affected by floods in southeast Queensland, where James Hardie has two manufacturing facilities.
The company continues to consider other ways it can assist victims of the floods.
The floods have also had a significant impact on our business. While neither of our Queensland plants were flooded, both our Meeandah (Pipes) and Carole Park facilities were temporarily shut down due to inability to move materials and people in and out of the facilities.
Further Information
Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 December 2010 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 7, 9, 10 and 11 of the company’s 31 December 2010 Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.
END

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	6

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5239
Vice President Investor and Media Relations	Email: media@jameshardie.com.au
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 18 February 2010, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2010 with the SEC on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

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Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	8

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(16.9)	$25.1	$53.9	$(32.8)

Asbestos:
Asbestos adjustments	46.4	17.5	91.1	200.0
AICF SG&A expenses	0.7	0.6	1.7	1.6
ASIC related expenses (recoveries)	—	0.6	(9.5)	1.6

EBIT excluding asbestos and ASIC expenses	30.2	43.8	137.2	170.4

Net sales	$272.6	$261.0	$878.6	$849.7

EBIT margin excluding asbestos and ASIC expenses	11.1%	16.8%	15.6%	20.1%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating (loss) profit	$(26.4)	$14.9	$(345.2)	$(82.6)

Asbestos:
Asbestos adjustments	46.4	17.5	91.1	200.0
AICF SG&A expenses	0.7	0.6	1.7	1.6
AICF interest income	(0.7)	(0.9)	(2.4)	(2.6)
Gain on AICF investments	—	(2.4)	—	(4.7)
Tax expense related to asbestos adjustments	—	—	0.6	—
ASIC related expenses (recoveries)	—	0.6	(9.5)	1.6

Tax adjustments	1.0	(0.5)	345.9	(4.0)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$21.0	$29.8	$82.2	$109.3

Media Release: James Hardie — 3rd Quarter and Nine Months FY11	9

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$21.0	$29.8	$82.2	$109.3
Weighted average common shares outstanding - Diluted (millions)	438.0	438.8	437.7	432.7

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	4.8	6.8	18.8	25.3

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Operating (loss) profit before income taxes	$(15.5)	$26.5	$46.0	$(28.7)

Asbestos:
Asbestos adjustments	46.4	17.5	91.1	200.0
AICF SG&A expenses	0.7	0.6	1.7	1.6
AICF interest income	(0.7)	(0.9)	(2.4)	(2.6)
Gain on AICF investments	—	(2.4)	—	(4.7)

Operating profit before income taxes excluding asbestos	$30.9	$41.3	$136.4	$165.6

Income tax expense	(10.9)	(11.6)	(391.2)	(53.9)
Asbestos:
Tax expense related to asbestos adjustments	—	—	0.6	—
Tax adjustments	1.0	(0.5)	345.9	(4.0)

Income tax expense excluding tax adjustments	(9.9)	(12.1)	(44.7)	(57.9)

Effective tax rate excluding asbestos and tax adjustments	32.0%	29.3%	32.8%	35.0%

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Adjusted EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. The company has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(16.9)	$25.1	$53.9	$(32.8)
Depreciation and amortisation	15.9	15.8	46.9	45.6

Adjusted EBITDA	$(1.0)	$40.9	$100.8	$12.8

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

General corporate costs	$12.1	$7.6	$21.1	$34.4
Excluding:
ASIC related (expenses) recoveries	—	(0.6)	9.5	(1.6)
Domicile change related costs	—	(1.2)	(1.8)	(8.4)

General corporate costs excluding ASIC expenses and domicile change related costs	$12.1	$5.8	$28.8	$24.4

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Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

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